UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 27, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Appointment of CEO

Amec Foster Wheeler plc, announces today the appointment of Dr Jonathan (Jon) Lewis, as chief executive officer, with effect from 1 June 2016. On the same day Ian McHoul will cease to be interim CEO, and will remain as CFO.

Jon has been employed in a number of senior roles at Halliburton Company Inc since 1996. He is currently based in Houston, Texas where he is a Senior Vice President and member of the Halliburton Executive Committee, with responsibility, since 2014 for leading its largest division, Completion & Production. Prior roles included leadership of the Europe/Sub-Saharan Africa Region (the largest operating region outside North America) and the Drilling and Evaluation Division.

He joined Halliburton following nine years in academia, where he was NERC research fellow at the Royal School of Mines at Imperial College in London and Conoco Lecturer in Petroleum Geology at Heriot Watt University, Edinburgh. Jon received his PhD in reservoir characterisation from the University of Reading in 1987.

Jon is 54 years old, has dual UK/US citizenship and will be based in London. His salary will be £775,000 per annum and he will be eligible for an annual bonus and participation in the long term incentive plan, and receive other benefits in accordance with the company's remuneration policy for executive directors.

John Connolly, Chairman, said: "I am delighted that Jon will soon be joining us as our new CEO. He brings with him thirty years of experience in the oil and gas industry across many parts of the world, including twenty years as a senior executive at Halliburton where he built a reputation for safe and ethical operations, strategic market insight, strong leadership, commercial discipline and consistently delivered against commitments."

The company has issued its first quarter trading update this morning, and will hold its AGM at 11.00am (UK time) today.

Additional biographic details for Jon Lewis:

Career and qualifications:

2014 to present	Halliburton, Senior Vice President, Completions and Production Division and Executive Committee
2011 to 2014	Halliburton, Senior Vice President, Europe/Sub-Saharan Africa
2010 to 2011	Halliburton, Senior Vice President, Drilling and Evaluation Division
2007 to 2010	Halliburton, Vice President, Halliburton Wireline and Perforating Services
2006 to 2007	Halliburton, Vice President, relationship manager for ExxonMobil
1997 to 2006	Halliburton, senior roles at Landmark

1990 to 1996	Institute of Petroleum Engineering, Heriot Watt University, Edinburgh. Principle Investigator and Conoco Lecturer in Petroleum Geology
1987 to 1990	Royal School of Mines, Imperial College of Science, Technology and Medicine

2001 - present	Board Member, Industrial Advisory Board, Heriot-Watt University
2014 - present	Board Member, University of Houston Energy Advisory Board

1987	Doctorate in Reservoir Characterisation from the University of Reading, UK
1984	Bachelor of Science degree (with Honours) in Geology from Kingston University, UK

Past directorships:
2011 to 2016	Non-executive director of CHC Group Ltd

Industry body memberships:
The Society of Petroleum Engineers, the American Association of Petroleum Geologists, the Energy Institute and a Fellow of the Geological Society.

Except as stated above, no further information is required to be disclosed pursuant to LR 9.6.13.

Enquiries to:

Amec Foster Wheeler plc Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Analyst and investor call:

John Connolly and Ian McHoul will host a telephone conference call for analysts and investors at 8.00am (UK time) today. Please call +44 (0) 20 3059 8125, quoting the conference ID 563104. A recording of the call will be made available on our website as soon as possible after the event

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 40,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary